                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                           (Amendment No. _________)*

                          RAND ACQUISITION CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   752182 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]          Rule 13d-1(b)

     [ ]          Rule 13d-1(c)

     [X]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 752182 10 5                                        13G                                         PAGE 2 OF 9 PAGES
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--------- --------------------------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Laurence S. Levy
--------- --------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (a) [ ]
                                                                                                           (b) [ ]

--------- --------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------- ------ --------------------------------------------------------------------------------------------------

                           5      SOLE VOTING POWER

                                           0
                           ------ --------------------------------------------------------------------------------------------------
NUMBER OF
SHARES                     6      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                   794,286 Shares
EACH                       ------ --------------------------------------------------------------------------------------------------
REPORTING
PERSON                     7      SOLE DISPOSITIVE POWER
WITH
                                           0
                           ------ --------------------------------------------------------------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                           794,286 Shares

-------------------------- ------ --------------------------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   794,286 Shares
--------- --------------------------------------------------------------------------------------------------------------------------

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [ ]

--------- --------------------------------------------------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   14.2%

--------- --------------------------------------------------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN

--------- --------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 752182 10 5                                        13G                                         PAGE 3 OF 9 PAGES
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--------- --------------------------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Jane Levy

--------- --------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (a) [ ]
                                                                                 (b) [ ]

--------- --------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Republic of South Africa
--------- --------------------------------------------------------------------------------------------------------------------------

                           5         SOLE VOTING POWER

                                           800,000 Shares
                           ------ --------------------------------------------------------------------------------------------------
NUMBER OF
SHARES                     6      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                   0
EACH                       ------ --------------------------------------------------------------------------------------------------
REPORTING
PERSON                     7      SOLE DISPOSITIVE POWER
WITH
                                           800,000 Shares
                           ------ --------------------------------------------------------------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                           0
-------------------------- ------ --------------------------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   800,000 Shares
--------- --------------------------------------------------------------------------------------------------------------------------

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [ ]

--------- --------------------------------------------------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   14.3%
--------- --------------------------------------------------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
--------- --------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 752182 10 5                                        13G                                         PAGE 4 OF 9 PAGES
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--------- --------------------------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Rand Management LLC

--------- --------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (a) [ ]
                                                                                                           (b) [ ]

--------- --------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

--------- --------------------------------------------------------------------------------------------------------------------------

                           5      SOLE VOTING POWER

                                           794,286 Shares
                           ------ --------------------------------------------------------------------------------------------------
NUMBER OF
SHARES                     6      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                   0
EACH                       ------ --------------------------------------------------------------------------------------------------
REPORTING
PERSON                     7      SOLE DISPOSITIVE POWER
WITH
                                           794,286 Shares

                           ------ --------------------------------------------------------------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                           0
--------- --------------------------------------------------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   794,286 Shares
--------- --------------------------------------------------------------------------------------------------------------------------

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [ ]

--------- --------------------------------------------------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   14.2%

--------- --------------------------------------------------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   OO

--------- --------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 752182 10 5                                        13G                                         PAGE 5 OF 9 PAGES
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ITEM 1(A).        NAME OF ISSUER:

                  Rand Acquisition Corporation
                  --------------------------------------------------------------

ITEM 1(B.)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  450 Park Avenue, 10th Floor, New York, New York 10022
                  --------------------------------------------------------------

ITEM 2(A).        NAME OF PERSONS FILING:

                  (1) Laurence S. Levy ("Laurence")
                      ----------------------------------------------------------
                  (2) Jane Levy ("Jane")
                      ----------------------------------------------------------
                  (3) Rand Management LLC ("Management")
                      ----------------------------------------------------------

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  (1)  The address of Laurence is 450 Park Avenue, 10th Floor,
                       New York, New York 10022
                       ---------------------------------------------------------
                  (2)  Jane's business address is c/o Crossfields Capital
                       Partners LLC, 4 Columbus Circle, 5th Floor, New York,
                       New York 10019
                       ---------------------------------------------------------
                  (3)  Management's address is 40 Olmsted Road, Scarsdale,
                       New York 10583
                       ---------------------------------------------------------

ITEM 2(C).        CITIZENSHIP:

                  (1) Laurence is a United States citizen
                      ---------------------------------------------------------
                  (2) Jane is a citizen of the Republic of South Africa
                      ---------------------------------------------------------
                  (3) Management is a limited liability company organized under the laws of Delaware
                      ---------------------------------------------------------

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.0001 per share
                  --------------------------------------------------------------

ITEM 2(E).        CUSIP NUMBER:

                  752182 10 5
                  --------------------------------------------------------------

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR
                  13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)  [ ]   Broker or dealer registered under Section 15 of the Exchange Act;

        (b)  [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the Exchange Act;

        (d)  [ ]   Investment company registered under Section 8 of the Investment Company Act;

        (e)  [ ]   An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

        (f)  [ ]   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g)  [ ]   A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

        (h)  [ ]   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i)  [ ]   A church plan that is excluded from the definition of an investment company under Section
                   3(c)(14) of the Investment Company Act;

        (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP NO. 752182 10 5                                        13G                                         PAGE 6 OF 9 PAGES
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ITEM 4.      OWNERSHIP

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

              (1) Laurence does not directly own any shares of common stock of the Issuer. The sole member of Management is the Laurence
                  Levy Irrevocable Trust, a trust formed for the benefit of
                  Laurence's minor children. Accordingly, Laurence would be
                  deemed to have beneficial ownership of the 794,286 shares of common stock beneficially owned by Management. Does not
                  include 800,000 shares of common stock which may be issued upon exercise of warrants which are not currently exercisable and will not become exercisable within the next 60 days.

              (2) Jane beneficially owns 800,000 shares of common stock of the Issuer, including 794,286 shares of common stock
                  beneficially owned by Management. Jane is the sole trustee of the sole member of Management.

              (3) Management beneficially owns 794,286 shares of common
                  stock of the Issuer.

        (b) Percent of Class:

                   (1) 14.2%
                   (2) 14.3%
                   (3) 14.2%

        (c)  Number of shares as to which such person has:
             (i)   Sole power to vote or to direct the vote:
                   (1) 0 shares of common stock
                   (2) 800,000 shares of common stock
                   (3) 794,286 shares of common stock

             (ii)  Shared power to vote or to direct the vote:
                   (1) 794,286 shares of common stock
                   (2) 0 shares of common stock
                   (3) 0 shares of common stock

             (iii) Sole power to dispose or to direct the disposition of:
                   (1) 0 shares of common stock
                   (2) 800,000 shares of common stock
                   (3) 794,286 shares of common stock

             (iv)  Shared power to dispose or to direct the disposition of:
                   (1) 794,286 shares of common stock
                   (2) 0 shares of common stock
                   (3) 0 shares of common stock

         Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             None.

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CUSIP NO. 752182 10 5                                        13G                                         PAGE 5 OF 9 PAGES
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ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
             THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR
             CONTROL PERSON.

             None.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             None.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             None.

ITEM 10.     CERTIFICATIONS.

             None.

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CUSIP NO. 752182 10 5                                        13G                                         PAGE 8 OF 9 PAGES
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                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2005

                                  /s/ Laurence S. Levy
                                  --------------------
                                  Laurence S. Levy

                                  /s/ Jane Levy
                                  -------------
                                  Jane Levy

                                  RAND MANAGEMENT LLC

                                  By:  Laurence Levy Irrevocable Trust

                                  By: /s/ Jane Levy
                                      -------------
                                      Name:   Jane Levy
                                      Title:  Trustee

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CUSIP NO. 752182 10 5                                        13G                                         PAGE 9 OF 9 PAGES
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                                                                 EXHIBIT 1

                             JOINT FILING AGREEMENT

              AGREEMENT dated as of January 31, 2005, between Laurence S. Levy,
Jane Levy and Rand Management LLC (together, the "Parties").

              Each Party hereto represents to the other Party that it is eligible to use Schedule 13G to report its beneficial interest in shares of common stock, $.0001 par value per share, of Rand Acquisition Corporation
("Schedule 13G") and it will file the Schedule 13G on behalf of itself.

              Each of the Parties agrees to be responsible for the timely filing of the Schedule 13G and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Dated:  January 31, 2005

                               /s/ Laurence S. Levy
                               --------------------

                               Laurence S. Levy

                               /s/ Jane Levy
                               -------------
                               Jane Levy

                               RAND MANAGEMENT LLC

                               By:  Laurence Levy Irrevocable Trust

                               By: /s/ Jane Levy
                                   -------------
                               Name:   Jane Levy
                               Title:  Trustee